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FIRM / AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
Corvus Pharmaceuticals, Inc.	Dubai	Rome
863 Mitten Road, Suite 102	Düsseldorf	San Diego
Burlingame, CA 94010	Frankfurt	San Francisco
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June 7, 2017	Houston	Silicon Valley
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	Los Angeles	Tokyo
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Milan

VIA EDGAR TRANSMISSION

Johnny Gharib, General Attorney

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Corvus Pharmaceuticals, Inc.

Registration Statement on Form S-3

Initially Filed April 3, 2017 and Amended May 26, 2017

File No. 333-217102

Dear Mr. Gharib:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Corvus Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act on June 9, 2017 at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of such Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: Kathleen M. Wells, by facsimile to (650) 463-2600.

In connection with this request, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Corvus Pharmaceuticals, Inc.

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting our request is very much appreciated.  If you have any questions or comments, please contact Kathleen M. Wells of Latham & Watkins LLP at (650) 463-2677 or kathleen.wells@lw.com.  Thank you for your assistance with these matters.

Very truly yours,
CORVUS PHARMACEUTICALS, INC.

/s/ Leiv Lea
Leiv Lea
Chief Financial Officer

cc:                                Alan C. Mendelson, Esq. of Latham & Watkins LLP

Kathleen M. Wells, Esq. of Latham & Watkins LLP